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              FOR IMMEDIATE RELEASE

              From:   Gotham Partners Management Co., L.P.
                      110 East 42nd Street
                      New York, New York 10017
                      (212) 286-0300
                      Contact: David S. Klafter


                      MANTICORE PROPERTIES, LLC ANNOUNCES
                        EXTENSION OF EXPIRATION DATE AND
                      AMENDMENT TO TENDER OFFER MATERIALS
                           FOR OLD STONE CORPORATION


         New York, New York, December 8, 1997 -- Manticore Properties, LLC announced today that it has extended until 12:00 midnight, New York City time on December 15, 1997, its Offer to Purchase any and all shares of Common Stock or Class B Preferred Stock of Old Stone Corporation which was scheduled to expire at 12:00 midnight, New York City time on December 12, 1997. Manticore has been advised by the Depositary that approximately 145,401 shares of Common Stock of Old Stone and 16,598 shares of Series B Preferred Stock had been tendered as of the close of business on December 5, 1997.

         Manticore also announced that it has prepared for mailing to Old Stone shareholders a Supplement to its Offer to Purchase, which contains additional information, including financial information regarding Manticore's equity owners. A copy of the Supplement will be filed with Securities and Exchange Commission as an exhibit to Manticore's Schedule 14D-1.

         Beacon Hill Partners, Inc. is acting as Information Agent for the Offer and may be contacted at 800-253-3814. Questions and requests for assistance or for copies of the Offer to Purchase, the Supplement to the Offer to Purchase, the Letters of Transmittal and other tender offer documents may be directed to the Information Agent, and copies will be furnished at Manticore's expense.